                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     ------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                            FINLAY ENTERPRISES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    317884203
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                            Christopher Hilbert, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
CUSIP No. 317884203                  13D

----------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                ROHIT MOJILAL DESAI     ###-##-####
--------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------

 3      SEC USE ONLY
--------------------------------------------------------------------------------

 4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------

 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------

                     7      SOLE VOTING POWER

  NUMBER OF                        0 shares of Common Stock
   SHARES           ------------------------------------------------------------
BENEFICIALLY
 OWNED BY            8      SHARED VOTING POWER
   EACH
 REPORTING                         704,412 shares of Common Stock
PERSON WITH         ------------------------------------------------------------

                     9      SOLE DISPOSITIVE POWER

                                     0 shares of Common Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                                  704,412 shares of Common Stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              704,412 shares of Common Stock
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.3%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
CUSIP No. 317884203                  13D

----------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                DESAI CAPITAL MANAGEMENT INCORPORATED     13-3229933
--------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------

 3      SEC USE ONLY
--------------------------------------------------------------------------------

 4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------

 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
--------------------------------------------------------------------------------

                     7      SOLE VOTING POWER

  NUMBER OF                        0 shares of Common Stock
   SHARES           ------------------------------------------------------------
BENEFICIALLY
 OWNED BY            8      SHARED VOTING POWER
   EACH
 REPORTING                         704,412 shares of Common Stock
PERSON WITH         ------------------------------------------------------------

                     9      SOLE DISPOSITIVE POWER

                                     0 shares of Common Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                                  704,412 shares of Common Stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              704,412 shares of Common Stock
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.3%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

              IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
CUSIP No. 317884203                  13D

----------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                ROHIT M. DESAI ASSOCIATES-II     13-3426754
--------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------

 3      SEC USE ONLY
--------------------------------------------------------------------------------

 4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------

 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
--------------------------------------------------------------------------------

                     7      SOLE VOTING POWER

  NUMBER OF                        0 shares of Common Stock
   SHARES           ------------------------------------------------------------
BENEFICIALLY
 OWNED BY            8      SHARED VOTING POWER
   EACH
 REPORTING                         704,412 shares of Common Stock
PERSON WITH         ------------------------------------------------------------

                     9      SOLE DISPOSITIVE POWER

                                     0 shares of Common Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                                  704,412 shares of Common Stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              704,412 shares of Common Stock
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.3%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
CUSIP No. 317884203                  13D

----------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                ROHIT M. DESAI ASSOCIATES     13-3240237
--------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------

 3      SEC USE ONLY
--------------------------------------------------------------------------------

 4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------

 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
--------------------------------------------------------------------------------

                     7      SOLE VOTING POWER

  NUMBER OF                        0 shares of Common Stock
   SHARES           ------------------------------------------------------------
BENEFICIALLY
 OWNED BY            8      SHARED VOTING POWER
   EACH
 REPORTING                         0 shares of Common Stock
PERSON WITH         ------------------------------------------------------------

                     9      SOLE DISPOSITIVE POWER

                                   0 shares of Common Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                                   0 shares of Common Stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 shares of Common Stock
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
CUSIP No. 317884203                  13D

----------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                EQUITY LINKED INVESTORS-II     13-3427026
--------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------

 3      SEC USE ONLY
--------------------------------------------------------------------------------

 4      SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------

 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
--------------------------------------------------------------------------------

                     7      SOLE VOTING POWER

  NUMBER OF                        0 shares of Common Stock
   SHARES           ------------------------------------------------------------
BENEFICIALLY
 OWNED BY            8      SHARED VOTING POWER
   EACH
 REPORTING                         704,412 shares of Common Stock
PERSON WITH         ------------------------------------------------------------

                     9      SOLE DISPOSITIVE POWER

                                   0 shares of Common Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                                   704,412 shares of Common Stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              704,412 shares of Common Stock
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.3%(1)
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

              IV, PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
CUSIP No. 317884203                  13D

----------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                EQUITY LINKED INVESTORS, L.P.     13-3240235
--------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------

 3      SEC USE ONLY
--------------------------------------------------------------------------------

 4      SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------

 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
--------------------------------------------------------------------------------

                     7      SOLE VOTING POWER

  NUMBER OF                        0 shares of Common Stock
   SHARES           ------------------------------------------------------------
BENEFICIALLY
 OWNED BY            8      SHARED VOTING POWER
   EACH
 REPORTING                         0 shares of Common Stock
PERSON WITH         ------------------------------------------------------------

                     9      SOLE DISPOSITIVE POWER

                                   0 shares of Common Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                                   0 shares of Common Stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 shares of Common Stock
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

              IV, PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(1) Assumes 9,616,449 shares of Common Stock outstanding, as reported by Finlay Enterprises, Inc. in its Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on September 23, 1997.

CUSIP NO. 317884203

            The statement on Schedule 13D, dated April 13, 1995, filed with the Securities and Exchange Commission by Equity-Linked Investors, L.P. ("ELI-I"), Rohit M. Desai Associates ("RMDA-I"), Equity-Linked Investors-II ("ELI-II"), Rohit M. Desai Associates-II ("RMDA-II"), Desai Capital Management Incorporated ("DCMI") and Rohit M. Desai, is hereby amended and restated in its entirety as follows:

Item 1.     Security and Issuer.

            This statement relates to the Common Stock, $.01 par value, of Finlay Enterprises, Inc. (the "Company"). The address of the Company's principal executive offices is 521 Fifth Avenue, New York, New York 10175.

Item 2.     Identity and Background.

            This Statement is filed by ELI-II, RMDA-II, DCMI and Rohit M. Desai, each of whom may be deemed to be the beneficial owners of securities owned directly by ELI-II, and by ELI-I and RMDA-I.

            ELI-I and ELI-II are each a New York limited partnership whose principal business is investing in a portfolio of convertible debt securities, convertible preferred stock and other debt securities with equity features.

            RMDA-I is a New York general partnership and is the general partner of ELI-I. RMDA-II is a New York general partnership and is the general partner of ELI-II. RMDA-I has no business activities other than acting as ELI-I's general partner. RMDA-II has no business activities other than acting as ELI-II's general partner. The partners of RMDA-I and RMDA-II are Rohit M. Desai, Katharine B. Desai and the Rohit M. Desai Family Trust (of which Katharine B. Desai and Joseph F. McDonald are the trustees under a trust Agreement dated July 1, 1987).

            DCMI is a New York corporation whose principal business is that of an investment adviser. DCMI acts as investment adviser to ELI-I and ELI-II. The sole stockholder of DCMI is Rohit M. Desai. The directors of DCMI are Rohit M. Desai and Katharine B. Desai. Rohit M. Desai, Katharine B. Desai, Damon H. Ball, Thomas P. Larsen, Timothy R. Kelleher, Tom W. Perlmutter, Frank J. Pados, Jr. and Andre McSherry are officers of DCMI (each a "Reporting Person" and collectively the, "Reporting Persons").

            The address of the principal business and principal office of DCMI is 540 Madison Avenue, 36th Floor, New York, New York 10022.

            The present principal occupation and employment of Rohit M. Desai, who is a citizen of the United States, is as the president, treasurer and chairman of the board of directors of DCMI and as the managing general partner of RMDA-I, the general partner of ELI-I, and as the managing general partner of RMDA-II, the general partner of ELI-II. The present principal occupation and employment of Katharine B. Desai, who is a United States citizen, is as the secretary and director of DCMI. The present principal occupation and employment of Joseph F. McDonald, who is a United States citizen, is as a member of the law firm of Morgan, Lewis & Bockius LLP. The present principal occupation and employment of Damon H. Ball, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Frank J. Pados, Jr., who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Thomas P. Larsen, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Timothy R. Kelleher, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Tom W. Perlmutter, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Andre McSherry, who is a United States citizen, is as vice president of DCMI. The business address of each of these individuals, except Joseph F. McDonald, is the same as that of DCMI. The business address of Joseph F. McDonald is c/o Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178.

            During the last five years neither ELI-I, ELI-II, RMDA-I, RMDA-II, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald, nor any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither ELI-I, ELI-II, RMDA-I, RMDA-II, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald, nor any Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            On May 26, 1993, ELI-I purchased 477,569 shares of the Company's Common Stock, $.01 par value (the "Common Stock"), and 69,000 shares of the Company's 10% Series C Cumulative Redeemable Preferred Stock, $.01 par value (the "Preferred Stock") and ELI-II purchased 352,986 shares of Common Stock and 51,000 shares of Preferred Stock. These purchases were made pursuant to the Stock Purchase Agreement dated as of May 26, 1993 among the Company, Finlay Fine Jewelry Corporation and the Purchasers listed therein (the "Purchase Agreement"), a copy of which is incorporated herein by reference as Exhibit 6. (The Company effected a two-for-three reverse stock split and ELI-I and ELI-II's holdings were appropriately adjusted to 318,379 and 235,324, respectively.)

            On April 6, 1995, ELI-I agreed to purchase 40,837 shares of Common Stock at a price of $14.00 per share and ELI-II agreed to purchase 30,184 shares of Common Stock at a price of $14.00 per share. These purchases were made in the Company's registered public offering of Common Stock (the "Offering").

            Effective April 13, 1995, ELI-I received 593,813 shares of Common Stock in exchange for 69,000 shares of Preferred Stock, and ELI-II received 438,905 shares of Common Stock in exchange for 51,000 shares of Preferred Stock. This exchange occurred in connection with the Offering and pursuant to a Share Exchange Agreement dated as of March 6, 1995 by and among the Company and Stockholders listed therein (the "Share Exchange Agreement"), a copy of which is incorporated herein by reference as Exhibit 8.

            In making the purchases described above, ELI-I used working capital from its operating account, which is funded by capital contributions from ELI-I's limited partners and gains and proceeds from ELI-I's investment portfolio. ELI-II used working capital from its operating account, which is funded by capital contributions from ELI-II's limited partners and gains and proceeds from ELI-II's investment portfolio.

            On October 22, 1997, ELI-I sold all of its shares of Common Stock (953,029 shares) in a registered offering by the Company, receiving $17.955 per share (the "ELI-I Disposition").

Item 4.     Purpose of Transaction.

            Each of ELI-I and ELI-II have acquired securities of the Company in the ordinary course of their respective businesses solely for investment purposes.

            Neither ELI-I, ELI-II, RMDA-I, RMDA-II, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald, nor any Reporting Person has any plans or proposals which relate to or would result in:

            (a) the acquisition by any person of additional securities of the issuer or the disposition of securities of the Company, except that ELI-II may from time to time and in furtherance of its investment programs, acquire (for investment) or dispose of the Common Stock or any other securities of the issuer;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the issuer;

            (f) any other material change in the issuer's business or corporate structure;

            (g) any change in the issuer's charter or by-laws;

            (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) any action similar to those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            ELI-II directly owns 704,412 shares of Common Stock, which would constitute beneficial ownership of approximately 7.3% of the outstanding shares of the Company's Common Stock. As of such date, each of DCMI and Rohit M. Desai could be deemed to be the beneficial owner, for purposes of this Schedule 13D, of 704,412 shares of the Company's Common Stock held by ELI-II.

            The power to vote, to convert, to dispose of, or to direct the voting, conversion or disposal of, any Common Stock held by ELI-II is vested in RMDA-II as general partner of ELI-II, but such decisions (and similar decisions with respect to the rest of ELI-II's investment portfolio) may also be made by DCMI under an investment and advisory Agreement between ELI-II and DCMI. Rohit
M. Desai is the managing general partner of RMDA-I and RMDA-II and the sole stockholder, chairman of the board of directors, president and treasurer of DCMI. Katharine B. Desai is the secretary and a director of DCMI, a general partner of RMDA-I and RMDA-II and a trustee of the Rohit M. Desai Family Trust. The Rohit M. Desai Family Trust is a general partner of RMDA-I and RMDA-II. Joseph F. McDonald is a trustee of the Rohit M. Desai Family Trust. Damon H. Ball, Thomas P. Larsen and Frank J. Pados, Jr. are senior vice presidents of DCMI. Timothy R. Kelleher, Tom W. Perlmutter and Andre McSherry are vice presidents of DCMI.

            Accordingly for purposes of Schedule 13D, ELI-II, RMDA-II, DCMI and Rohit M. Desai may each be deemed to share the power to vote or to direct the vote and may be deemed to share the power to dispose or to direct the disposition with respect to the securities held by ELI-II.

            ELI-II is a party to the Amended and Restated Stockholders' Agreement dated as of March 6, 1995 (the "Amended and Restated Stockholders' Agreement"), by and among the Company, ELI-I, ELI-II and certain other stockholders of the Company (the "Other Stockholders"), a copy of which is incorporated herein by reference as Exhibit 7, which sets forth certain rights and obligations of the parties with respect to the Common Stock and corporate governance of the Company.

            ELI-II is also a party to the Registration Rights Agreement dated as of May 26, 1993 by and among the Company, ELI-I, ELI-II and the certain other stockholders listed on the signature pages thereto (the "Registration Rights Agreement"), a copy of which is incorporated herein by reference as Exhibit 9. Under the Registration Rights Agreement, ELI-II was granted certain registration rights with respect to the shares of Common Stock owned.

            On October 22, 1997, each of the Amended and Restated Stockholders' Agreement and the Registration Rights Agreement was amended by an Omnibus Amendment to Registration Rights and Stockholders' Agreement (the "Omnibus Amendment") a copy of which is incorporated herein by reference as Exhibit 10. The Omnibus Amendment reflected, among other things, (i) the removal of ELI-I as a party to the Amended and Restated Stockholders' Agreement and (ii) certain changes in the right to nominate directors.

            Additionally, on October 22, 1997, ELI-II entered into a letter agreement with the Lee Holders (the "Letter Agreement"), a copy of which is attached hereto as Exhibit 11. Pursuant to the Letter Agreement, ELI-II and the Lee Holders agreed, among other things, to restrict their sale of Common Stock for a limited period of time.

            The Amended and Restated Stockholders' Agreement, as amended by the Omnibus Amendment, provides that the parties thereto must vote their shares to fix the number of members of the Board of Directors of the Company at eight and to vote in favor of six directors who will be nominated as follows: two will be nominated by the Thomas H. Lee Company and certain of its officers, employees, consultants and affiliates (the "Lee Investors"), one will be nominated by ELI-II, two will be nominated by David B. Cornstein and one will be nominated by Arthur E. Reiner, Vice Chairman of the Company and Chairman and Chief Executive Officer of Finlay Fine Jewelry Corporation. Notwithstanding the foregoing, the rights of various parties to designate directors will be reduced or eliminated at such time as such party owns less than certain specified percentages of the shares of Common Stock then outstanding or in certain cases are no longer an employee of the

Company. The Amended and Restated Stockholders' Agreement also provides that the executive committee will consist of five directors, including one independent director selected by the Board of Directors, one member designated by Thomas H. Lee (so long as the Lee Investors have the right to designate a nominee for director), one member designated by ELI-II (so long as ELI-II has the right to designate a nominee for director) and two members designated by Mr. Cornstein (which number will be reduced to one if Mr. Cornstein is only entitled to designate one nominee for director and none if Mr. Cornstein ceases to have the right to designate a nominee for director). When a stockholder or group of stockholders loses the right to designate a director, such director is to be designated instead by a majority of the directors of the Company.

            In addition, the Amended and Restated Stockholders' Agreement provides that the parties thereto have (i) certain "come along" rights allowing them to participate in private sales of Common Stock by parties selling at least a majority of the outstanding shares of Common Stock and (ii) certain "take along" rights allowing parties who are selling at least a majority of the outstanding shares of Common Stock to require the other parties to sell all or a portion of their shares of Common Stock to the same purchaser in the same transaction on the same terms.

            Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, DCMI, RMDA-II, the Rohit M. Desai Family Trust, Joseph F. McDonald and each Reporting Person hereby declare that the filing of this Statement shall not be construed as an admission that any person other than ELI-II (including, without limitation, the Other Stockholders) is the beneficial owner of any securities covered by this Statement.

            Within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"), the terms of the Amended and Restated Stockholders' Agreement, as amended by the Omnibus Amendment, could be deemed to provide for an agreement amongst the stockholders who are party therein to act together for the purpose of voting equity securities of the Company. Accordingly, each of such stockholders could be deemed to be members of a "group" and could be deemed to be beneficial owners of all of the shares held by such group. Each of such stockholders denies the existence of such a group and each disclaims beneficial ownership of the securities held by another such stockholder.

            No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

            During the sixty days preceding the filing of this Schedule, no transactions in the class of securities reported were effected by any persons reporting on this Statement, other than the transactions related to the ELI-I Disposition.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Neither ELI-II, RMDA-II, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald, nor any Reporting Person is party to any other contract, arrangement, understanding or relationship specifically relating to any securities of the Company other than (i) the Purchase Agreement, (ii) the Share Exchange Agreement, (iii) the Amended and Restated Stockholders' Agreement, (iv) the Registration Rights Agreement, (v) the Omnibus Amendment and (vi) the Letter Agreement.



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            ELI-II has contracted with DCMI for DCMI to provide investment advisory and other services to ELI-II. Pursuant to its investment and advisory contracts, DCMI may exercise investment power and voting power with respect to the investment portfolio of ELI-II. For its services under this investment and advisory agreement DCMI receives a management fee from ELI-II generally based on the value of its portfolio.

Item 7.     Material to be Filed as Exhibits.

            1. Joint Filing Agreement regarding the filing of this Statement.*

            2. Power of Attorney authorizing Gilbert W. Sanborn to sign on behalf Rohit M. Desai.*

            3. Power of Attorney.*

            4. Investment and Advisory Agreement between ELI-I and DCMI, as amended.*

            5. Investment and Advisory Agreement between ELI-II and DCMI, as amended.*

            6. Stock Purchase Agreement, dated May 26,1993 among the Company, Finlay Fine Jewelry Corporation and the Purchasers listed therein, as amended, filed with the Securities and Exchange Commission as Exhibit 4.5 to the Company's Current Report on Form 8-K filed by the Company on June 10, 1993, is incorporated herein by reference.**

            7. Form of Amended and Restated Stockholders' Agreement, dated March 6, 1995, among the Company and the Stockholders listed therein, as amended, filed with the Securities and Exchange Commission as Exhibit 4.9 to the Company's Registration Statement on Form S-1 filed by the Company on April 6, 1994, is incorporated herein by reference.**

            8. Share Exchange Agreement, dated March 6, 1995, among the Company and the Stockholders listed therein, as amended, filed with the Securities and Exchange Commission as Exhibit 10.27 to the Company's Registration Statement on Form S-1 filed by the Company on April 6, 1995, is incorporated herein by reference.**

            9. Registration Rights Agreement, dated as of May 26, 1993, by and among the Company and certain stockholders listed therein, filed with the Securities and Exchange Commission as Exhibit 4.7 to the Company's Current Report on Form 8-K filed by the Company on June 10, 1993, is incorporated herein by reference.**

            10. Omnibus Amendment to Registration Rights and Stockholders' Agreement, dated as of October 22, 1997, filed with the Securities and Exchange Commission as Exhibit 4.9(b) to the Company's Registration Statement on Form S-1 filed by the Company on September 23, 1997, is incorporated herein by reference.**

            11. Letter Agreement, dated October 22, 1997, between ELI-II and the Lee Holders, as defined in the Amended and Restated Stockholders Agreement.***



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----------------------
*       Previously filed.

**      Incorporated herein by reference.

***     Filed herewith.



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            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement, is true, complete and correct.


Date:   November 18, 1997                     EQUITY-LINKED INVESTORS, L.P.

                                              By Rohit M. Desai Associates,
                                              General Partner

                                              By /s/ ROHIT M. DESAI
                                              ____________________________
                                              Rohit M. Desai as
                                              General Partner


                                              EQUITY-LINKED INVESTORS-II
                                              By Rohit M. Desai Associates-II
                                              General Partner


                                              By /s/ ROHIT M. DESAI
                                              ________________________________
                                              Rohit M. Desai as
                                              General Partner


                                              ROHIT M. DESAI ASSOCIATES

                                              By /s/ ROHIT M. DESAI
                                              ________________________________
                                              Rohit M. Desai as
                                              Managing General Partner


                                              ROHIT M. DESAI ASSOCIATES-II

                                              By /s/ ROHIT M. DESAI
                                              ________________________________

                                              Rohit M. Desai as
                                              Managing General Partner

                                              DESAI CAPITAL MANAGEMENT
                                              INCORPORATED


                                              By /s/ ROHIT M. DESAI
                                              ________________________________
                                              Rohit M. Desai
                                              President


                                                 /s/ ROHIT M. DESAI
                                              __________________________________
                                                      Rohit M. Desai



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